EXHIBIT 2.1
Form of Letter Agreement

March __, 2007

Dear ___________,

Thank you for supporting MSGI Security Solutions, Inc. last year by participating in the bridge notes arranged for our organization by vFinance Investments, Inc.

This letter is sent to you as an offer to exchange your Promissory Note number ______, dated _______ in the amount of $_______ for shares of common stock of MSGI Security Solutions, Inc. (“MSGI”). These shares of common stock of MSGI would represent the full payment of the principal on the Promissory Note and any and all interest accrued on said note, in full, as of the date of such payment.

It is proposed that you would receive shares of common stock at a value of $0.75 per share.

The estimated payment date is March 21, 2007. The estimated total payment due to you on your Promissory Note number ________ as of March 21, 2007 is $________. This amount consists of the principal note purchase price of $__________, interest accrued through the original due date on February 21, 2007 of $_________ and additional interest earned at a rate of 18% per annum on the outstanding balance due at February 21, 2007 for the 28 days through the estimated payment date of March 21, 2007. If the actual payment date should occur prior to March 21, 2007, the additional interest payable would be adjusted accordingly.

The shares of common stock of MSGI to be issued would be restricted securities. Subject to the requirements of Rule 144 of the Securities Act of 1933, as amended, you may be able to sell these shares of common stock. Counsel has advised MSGI that your holding period should tack from the date you originally acquired and funded your Promissory Note.

As an alternative to the exchange offer described above, we would ask that the maturity date for the notes be extended to June 30, 2007 for payment in full. As consideration for this accommodation, MSGI would issue to the note holders up to a maximum of 200,000 warrants priced at $1.00, which would be granted to each participating holder on a pro-rata share based on their percentage of the aggregate value of the note. These warrants would not tack, but would have the same registration rights as those warrants originally issued to you.

For the purpose of this offer, the liquidated damages accruing from the non-filing and non-timely effectiveness of a registration statement will be addressed separately. We anticipate quantifying those amounts in the near term, at which point in time you can elect to receive those payments in cash based on the extended timeframe discussed above, or alternately, receive those amounts in the form of shares of MSGI common stock at a value of $0.75 per share. The shares would be restricted and have the same registration rights as the warrants originally issued as part of the Bridge Notes.

I hope that you will consider this exchange opportunity and I look forward to receiving your acknowledgement and acceptance of our offer.

Very Best Regards

/s/ Jeremy Barbera
Jeremy Barbera
Chairman and CEO

Please select your desired option and fax this notice to our attention at (917) 339 - 7166:

_____ I wish to exchange my promissory notes for MSGI common stock.

_____ I wish to extend my promissory notes to June 30, 2007.

Signature:___________________________________
(Name of Lender)

March ____, 2007